 1-A/A LIVE 0001691077 XXXXXXXX 024-10654 false false true YayYo, Inc. DE 2016 0001691077 7371 81-3028414 6 8 433 NORTH CAMDEN DRIVE SUITE 600 Beverly Hills CA 90210 310-926-2643 Joe Tagliaferro (CKR Law, LLP) Other 160675.00 0.00 0.00 0.00 160675.00 0.00 0.00 3000.00 157675.00 160675.00 0.00 1017325.00 0.00 -1017325.00 -0.05 -0.05 AJ Robbins CPA, LLC Common Equity 25000000 000000000 none Series A Preferred Stock 0 000000000 Debt Securities 0 000000000 true true true Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 6250000 25000000 8.0000 50000000.00 0.00 0.00 0.00 50000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false YayYo, LLC Common Stock 25000000 0 9375000 The issuance of the 9,375,000 exchange shares of Common Stock is exempted from registration under Section 4(a)(2) of the Securities;